Exhibit 1.01
FCA US LLC
Conflict Minerals Report
For the Year Ended December 31, 2014

This Conflict Minerals Report for the year ended December 31, 2014 (this “Report”), is intended to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on U.S. Securities and Exchange Commission registrants whose manufactured products contain “conflict minerals” which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”).

Unless otherwise specified, the terms “we,” “us,” “our,” “FCA US,” and the “Company” refer to FCA US LLC, and its consolidated subsidiaries, or any one or more of them, as the context may require. “FCA” refers to Fiat Chrysler Automobiles N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, its consolidated subsidiaries (excluding FCA US) and entities it jointly controls, or any one or more of them, as the context may require.

For the reasons discussed below, we have concluded that we are “DRC conflict undeterminable.”

Overview

We design, engineer, manufacture, distribute and sell vehicles under the brand names Chrysler, Jeep, Dodge and Ram and the SRT performance vehicle designation. Our product lineup includes passenger cars, utility vehicles (including sport utility vehicles and crossover vehicles), minivans, trucks and commercial vans. We also sell automotive service parts and accessories under the Mopar brand name. In addition, we sell separately-priced service contracts to customers and provide contract manufacturing services to other vehicle manufacturers, primarily other affiliates of our parent company, FCA. As part of the FCA family of companies, we also manufacture certain vehicles in Mexico, which are distributed by us throughout North America and select markets and sold to FCA for distribution in other select markets. In addition, FCA manufactures certain vehicles for us, which we sell in the U.S. and internationally.

For the reporting period from January 1 to December 31, 2014, we conducted due diligence on the source and chain of custody of the 3TG necessary to the production of the products that we manufactured or contracted to manufacture. Our resulting reasonable country of origin inquiry concluded that 3TG in our products may have originated in the Democratic Republic of the Congo (the “DRC”), and adjoining countries (with the DRC, the “Covered Countries”) and are not from recycled or scrap sources.

Supply Chain Description

We have a global supply chain and, as a result, many of our direct suppliers’ manufacturing operations are located outside of the U.S. and include foreign-based entities not directly subject to the Rule. In addition, we source 3TG directly from only one of our suppliers, Mitsui Mining and Smelting Co., Ltd. (Japan), and are often several suppliers removed from the smelter or refiner of the 3TG in our products. As a result, we rely on our direct suppliers to provide information as to the origin of the 3TG contained in the parts and components supplied to us and are subject to the accuracy of those responses.

Due Diligence Design

As provided in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition guidelines (the “OECD Guidance”), the internationally recognized standard on which our system is based, we support an industry initiative that audits smelters’ and refiners’ due diligence activities. This industry initiative is the EICC and GeSI’s Conflict-Free Sourcing Initiative (the “CFSI”). The data on which we relied for certain statements in this declaration was obtained through our membership in the CFSI, using the Reasonable Country of Origin Inquiry report for member “CHRY”.

Our due diligence measures have been designed to conform, in all material respects, with the OECD Guidance.

Our due diligence measures are designed to:

1.	establish strong company management systems;
2.	identify and assess conflict mineral risks in our supply chain;
3.	design and implement strategies to respond to identified conflict mineral risks;
4.	contribute to independent third-party audits of the due diligence practices of 3TG smelters and refiners by participating in industry organizations; and
5.	report annually on supply chain due diligence.

Due Diligence Measures Performed

1.   Establish Strong Company Management Systems

In accordance with OECD Guidance, we have implemented an internal management system by creating a Company policy, establishing an internal management team, joining industry associations, and increasing supplier engagement.

1.1 Our Policy

Purpose:

To promote socially responsible sourcing by making reasonable efforts to trace the source of conflict minerals contained in our products in order to: (i) avoid knowingly using conflict minerals from sources that support or fund inhumane treatment, including human trafficking, slavery, forced labor, child labor, torture and war crimes in known regions of conflict in the vicinity of the Covered Countries; and (ii) facilitate compliance with applicable laws mandating disclosure of the sources of conflict minerals contained in our products.

This policy is not intended to completely ban procurement of conflict minerals or other products from Covered Countries, but to promote sourcing from responsible sources in the region.

It Is Our Policy:

1.
To make reasonable efforts: a) to know, and to require each of our suppliers to disclose to the Company, the sources of conflict minerals used in its products; and b) to eliminate procurement, as soon as commercially practicable, of products containing conflict minerals obtained from sources that fund or support inhumane treatment in the Covered Countries.

2.
To require our suppliers to assist the Company to comply with the disclosure requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the rules of the U.S. Securities and Exchange Commission promulgated pursuant to that law, as well as any related laws and rules.

1.2 Internal Management

In addition to a conflict minerals compliance program led by our purchasing department, we formed a cross-functional team to provide expertise for an internal conflict minerals oversight committee. This committee includes representatives from supplier relations, manufacturing engineering, materials engineering, legal, external affairs, sustainability, internal audit, information technology, communications, Mopar, and purchasing.

We have also worked with the Automotive Industry Action Group (“AIAG”), an industry association of original equipment manufacturers (“OEMs”) and large suppliers, and participated in AIAG work groups, including a conflict minerals work group, and various sub-groups, that meet regularly to facilitate comprehensive and efficient compliance with conflict minerals regulation. We are also a member of the CFSI, an industry program that helps manage risk by improving supply chain transparency with regard to conflict minerals.

1.3 Control and Transparency Systems over Conflict Mineral Supply Chain

Other than with respect to Mitsui Mining and Smelting Co., Ltd., we do not have a direct relationship with the smelters and refiners of the 3TG in our products. We have engaged, and actively cooperated with, other automotive and cross industry manufacturers to coordinate the implementation of uniform control systems relating to the 3TG supply chain. Our industry initiative participation includes AIAG, CFSI and certain other cross industry collaboration groups.

The control systems we have implemented include, but are not limited to, a dedicated e-mail for conflict minerals information, supplier response retention in the iPoint Conflict Minerals Platform (“iPCMP”), and a smelter outreach program through AIAG and CFSI.

1.4 Supplier Engagement

We have engaged our direct suppliers through direct communication, AIAG and supplier training.

In 2014, we provided a conflict minerals training class at supplier training events that included instruction to suppliers regarding development of their own conflict minerals compliance program, the process for properly responding to our questionnaire and methods for engagement of their own supply base. Training information has also been made available to all suppliers through our regularly updated SharePoint website.

We actively participated in the creation of AIAG training materials for the automotive supply base, including the development of industry criteria to assess supplier responses; a white paper providing examples of different conflict minerals programs; and commissioning of iPCMP, a web-based reporting tool developed in partnership with AIAG. This tool mirrors a supplier survey developed by CFSI, known as the Conflict Minerals Reporting Template (“CMRT”). Additionally, as participants of AIAG we surveyed our supply chain and with the help of experts analyzed the data to determine where we can best support more efficient and effective reporting. Finally, through the AIAG’s Smelter Engagement Team (“SET”), we began contacting smelters and encouraged many to join the CFSP.

1.5 Grievance Mechanism

We have direct and anonymous grievance procedures whereby employees and suppliers can report violations of our policies.

2. Identify and Assess Risks in the Supply Chain

We used the iPCMP and CMRT tools to survey our suppliers. Our survey asked direct suppliers to report their use of 3TG, the processing smelter or refiner and the country and mine of origin. If a supplier’s response indicated that its products do not include 3TG, we asked the supplier to certify this information.

We performed additional due diligence on our supplier responses using our internal systems to cross-check the responses. This process is helpful in determining what materials are contained in a supplier’s products and identifying response discrepancies that may require additional follow-up with the supplier.

As a member of CFSI, we leveraged due diligence conducted by the Conflict-Free Smelter Program (the “CFSP”). The CFSP uses third-party auditors to ensure participating smelters and refiners are properly identifying their chain of custody and source of 3TG. A smelter or refiner is found to be CFSP-compliant if an independent auditor has verified that the smelter or refiner’s 3TG originated from conflict free mines and trading.

2.1 Industry Driven Program

We work closely with other OEMs and large suppliers as active members of the AIAG conflict minerals work group. In addition, we are financial supporters of the CFSP and are representatives of AIAG on the CFSI Steering Committee. We are also actively engaged in the CFSI Workgroup, CFSI Practices Committee and CFSI Due Diligence Committee. Furthermore, we have requested that all of our direct suppliers of parts or components containing 3TG encourage their suppliers to participate in the CFSP.

3. Design and Implement a Strategy to Respond to Risks

We used a two-pronged strategy to respond to identified risks in our supply chain. First, we published a policy statement, discussed above that promotes responsible sourcing from the Covered Countries. Second, while we requested that all direct suppliers respond to the survey, we targeted “high-priority” suppliers representing a significant majority of our procurement activities and established an internal escalation process to ensure responses from these high-priority suppliers. Building on 2013, we increased the number of our “high-priority” suppliers to cover a larger amount of our supply base. Additionally, in 2014 we revised our standard terms and conditions to impose a specific duty on our suppliers to provide information regarding the smelters in their supply chain.

4. Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

As stated above, we are active members of CFSI and financially support the CFSP, which performs independent third-party audits of smelters and refiners. We do not typically have a direct relationship with 3TG smelters or refiners and do not perform or direct audits of these entities within our supply chain.

5. Report Annually on Supply Chain Due Diligence

This report is publicly available at http://www.fcausllc.com/Investor/SEC.

Due Diligence Results:

Survey Responses

Survey responses were reviewed against AIAG criteria to identify necessary further engagement with our suppliers. We have also worked directly with suppliers to obtain accurate and complete responses. However, our survey process faced certain fundamental challenges.

First, certain of our direct suppliers treat the identity of their suppliers as proprietary information, and are therefore resistant to disclosing specific information regarding the origin of materials in their parts or components.

Second, although our efforts in 2014 focused on reducing the number of duplicates and increasing the quality of responses and the responses received contained fewer duplicates and better information, supplier responses continued to include numerous duplicate smelters or refiners or name companies that are not smelters or refiners. As in 2013, the number of smelter or refiner names received greatly exceeded the number of known smelters or refiners in the world.

Third, the vast majority of supplier responses provided data at a company or division level. As a result, except with respect to Mitsui Mining and Smelting Co., Ltd., we cannot be certain that the smelter or refiner names provided by a supplier, to the extent they are actual smelters or refiners, supplied 3TG for parts and components supplied to FCA US rather than to a different customer of that supplier. We are unable to determine whether any of the 3TG reported by our direct suppliers was located in parts or components supplied to us or to validate that specific smelters or refiners are actually in our supply chain.

Efforts to Determine Mine or Location of Origin

The survey we provided our suppliers included a request for mine or location of origin for the 3TG in their parts and components. When a supplier cannot directly obtain information beyond smelter or refiner name, we consult the CFSP to determine the country of origin and whether the smelter or refiner has been validated as conflict free.

Smelters or Refiners

Our sole direct supplier of 3TG that is also a smelter, Mitsui Mining and Smelting Co., Ltd., has been identified as a conflict-free smelter by CFSI. The remaining smelters and refiners in our supply chain are based, and source their raw materials, across the globe. We believe that these smelters and refiners often mix raw materials from different countries to create the smelted or refined 3TG used in our products. Depending on the smelter or refiners location, the subject 3TG may be sold to commodity exchanges, such as the London Bullion Market Association or Shanghai Gold Exchange, where smelter or refiner identity is confidential or unknown. As stated above, the total list of smelters and refiners provided by our suppliers greatly exceeded the number of known smelters and refiners and many suppliers included overlapping and duplicative information.

As discussed above, the responses provided by our direct suppliers were at the company or division level for all parts or components sent to their customers. Therefore we cannot accurately assess whether a supplier’s listed smelters and refiners were used for the parts or components specifically supplied to us. Since, except as noted above, we are not able to establish a direct link between our products and particular smelters or refiners, we are not providing a delineated list of smelters and refiners.

Planned Improvements

Going forward, we intend to build on our efforts in 2014 and continue working with our suppliers to improve the quality of the information provided. We also intend to continue our collaboration through industry associations to improve 3TG supply chain transparency across industries.